Exhibit 2.2

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into as of September 6, 2022 (the “Effective Date”), by and between Veritone, Inc., a Delaware corporation (“Buyer”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representatives of the Securityholders and COP Participants (the “Securityholder Representative”).  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement (as defined herein).

WITNESSETH:

WHEREAS, Buyer and the Securityholder Representative are party to that certain Agreement and Plan of Merger, dated as of July 21, 2021 (the “Merger Agreement”), by and among PandoLogic Ltd., a company organized under the laws of the State of Israel (the “Company”), Buyer, Melisandra Ltd., a company incorporated under the laws of the State of Israel and a wholly owned subsidiary of Buyer, and the Securityholder Representative, solely in its capacity as the representatives of the Securityholders and COP Participants; and

WHEREAS, pursuant to Section 11.1 of the Merger Agreement, the Securityholder Representative has full power and authority as representative, attorney-in-fact and agent of the Securityholders and COP Participants to act on behalf of each Securityholder and COP Participant regarding any amendment of the Merger Agreement; and

WHEREAS, pursuant to and in accordance with Section 11.3 of the Merger Agreement, the Buyer and the Securityholder Representative wish to amend the Merger Agreement as provided in this Amendment.

NOW, THEREFORE, in consideration of the foregoing, the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.Amendments:

a.The 2022 Revenue Minimum shall be deemed to have been achieved with respect to the 2022 Earn-Out Period, such that the 2022 Earn-Out Amount shall be an amount no less than $10,825,000 (the “Minimum 2022 Earn-Out Amount”), notwithstanding any provisions of Section 2.16(a)(ii) of the Merger Agreement to the contrary, and irrespective of the actual calculation of net revenue of the Company (on a consolidated basis, including the Subsidiary) for the 2022 Earn-Out Period pursuant to Section 2.16(a)(ii) of the Merger Agreement.  The Minimum 2022 Earn-Out Amount shall otherwise remain payable in accordance with and subject to the terms of the Merger Agreement; provided, however, that Buyer shall deliver both the cash and stock portions of the Minimum 2022 Earn-Out Amount to the Paying Agent on or before January 10, 2023 for further distribution to the Securityholders and, subject to subsection 1.i of this Amendment, COP Participants.

b.For the avoidance of doubt, in the event net revenue of the Company (on a consolidated basis, including the Subsidiary), calculated in accordance with GAAP, for the 2022 Earn-Out Period exceeds the 2022 Revenue Minimum, the Securityholders and COP Participants shall be entitled to the Earn-Out Amount as calculated in accordance with Section 2.16(a)(ii) of the Merger Agreement less the Minimum 2022 Earn-Out Amount.  The 2022 Earn-Out Amount shall otherwise remain payable in accordance with and subject to all other terms and conditions of the Merger Agreement, including without limitation, Section 2.18 of the Merger Agreement. For further clarity, the revenue of any entity acquired by Buyer through one or more of its subsidiaries, including without limitation, the Company, shall not be included in the calculation of the 2022 Earn-Out Amount.

c.The covenants and obligations of Buyer set forth in clauses (i), (ii) and (v) of the first sentence of Section 2.17(a) of the Merger Agreement shall terminate and be of no further force or effect as of the date of this Amendment.

d.Notwithstanding anything to the contrary set forth in Section 9.4(d)(ii) of the Merger Agreement, in the event of any claims for Damages in respect of any matters pursuant to Section 9.2(j) of the Merger Agreement, and subject to all other limitations set out in the Merger Agreement, the Indemnified Parties' sole recourse shall be from the Tax Escrow Amount.

e.Notwithstanding anything to the contrary set forth in Section 9.4(f) of the Merger Agreement, (i) within five (5) Business Days following the Effective Date, the Securityholder Representative and Buyer shall jointly instruct the Escrow Agent to release fifty percent (50%) of the General Escrow Amount to the Paying Agent for further distribution to the Indemnifying Parties in accordance with and subject to all other terms and conditions of the Merger Agreement; and (ii) within five (5) Business Days of the second (2) year anniversary of the Closing Date, the Securityholder Representative and Buyer shall jointly instruct the Escrow Agent to release the then remaining portion of the General Escrow Amount to the Paying Agent for further distribution to the Indemnifying Parties in accordance with and subject to all other terms and conditions of the Merger Agreement. For the avoidance of doubt, Unresolved Claims shall be equal to the amount of claims for indemnification under ARTICLE IX of the Merger Agreement asserted in good faith by Buyer on or prior to such two (2) year anniversary of the Closing Date but which are not yet resolved.

f.Notwithstanding anything to the contrary set forth in Section 9.4(g) of the Merger Agreement, within five (5) Business Days following the Effective Date, the Securityholder Representative and Buyer shall jointly instruct the Escrow Agent to release the Wade & Wendy Escrow Amount to the Paying Agent for further distribution to the Securityholders and COP Participants in accordance with and subject to all other terms and conditions of the Merger Agreement.

g.The Securityholder Representative, on behalf of each Securityholder and COP Participant and such Securityholder’s and COP Participant’s successors, assigns, heirs, administrators, executors and any other person claiming by, through or under any of the foregoing (all of the foregoing other than the Securityholder Representative, collectively, the “Releasors”), unconditionally and irrevocably waives, releases and forever discharges Buyer and its respective

Affiliates and each of their respective officers, directors, equityholders, employees, consultants, agents and representatives and any predecessors, successors or assigns of any of the foregoing (each a “Released Person”), from any and all losses, claims, liabilities, demands, rights, actions, suits, proceedings, obligations and causes of action of any kind whatsoever, fixed or contingent, known or unknown, liquidated or unliquidated, in law or in equity, that any Releasor may currently have, or may have in the future, related in any way to the obligations of the Buyer pursuant to the terminated provisions of Section 2.17(a) of the Merger Agreement as set forth above and the termination of such obligations (collectively, the “Released Liabilities”); and each Releasor will not seek to recover any amounts in connection therewith or thereunder from any Released Person.  The Securityholder Representative acknowledges and agrees on behalf of each Securityholder and COP Participant and his, her or its applicable Releasor that such Person may hereafter discover claims or facts in addition to or different from those that such Person now knows or believes to be true with respect to the matters released herein, but that it is the intention of such Person to fully and finally release all such losses, claims and liabilities of any nature relative thereto. The Securityholder Representative irrevocably covenants and agrees on behalf of each Securityholder and COP Participant and each Securityholder’s and COP Participant’s respective Releasor to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any claim of any kind against any Released Person, based upon any matter released by this Amendment.

h.The Buyer, unconditionally and irrevocably waives, releases and forever discharges  the Securityholder Representative, on behalf of each Securityholder and COP Participant, from any and all losses, claims, liabilities, demands, rights, actions, suits, proceedings, obligations and causes of action of any kind whatsoever, fixed or contingent, known or unknown, liquidated or unliquidated, in law or in equity, that the Buyer may currently have, or may have in the future, related in any way to claims made by the Company's former CFO, Mr. Sandeep Gill, regarding Mr. Gill's entitlement to any of the Earn-Out Consideration. Additionally, within five (5) Business Days of the Effective Date, Buyer shall deliver to the Paying Agent the amount of $90,619, which is equal to the deduction made by Buyer from the Earn-Out Determination for the 2021 Earn-Out Period (as shown in Buyer's correspondence regarding this issue dated March 22, 2022), for 50% of legal expenses incurred by Buyer for post-Closing corrective work on the Closing Allocation Schedule. Such amount shall be further distributed to the Securityholders in accordance with and subject to all other terms and conditions of the Merger Agreement.

i.If the Buyer is not required to pay more than the Minimum 2022 Earn-Out Amount, any COP Net Earn-Out Amount with respect to the 2022 Earn-Out Period shall be payable as follows, in each case, pursuant to the terms of Section 2.18 of the Merger Agreement: one-third (1/3) of such COP Net Earn-Out Amount shall be payable in 2023 following the final determination of such COP Net Earn-Out Amount in accordance with Section 2.16(d) of the Merger Agreement, and the remaining two-thirds (2/3) of such COP Net Earn-Out Amount shall be payable on or before March 31, 2024. For the avoidance of doubt, the Buyer will hold harmless the Securityholder Representative and each Securityholder from and against all claims made by COP Participants with respect to any COP Net Earn-Out Amount payments made under this Section 1.i.

j.The last sentence of Section 3.2(c) of the Merger Agreement shall be replaced with the following:

"If any Certificates or Acknowledgment Letters shall not have been surrendered to the Paying Agent by the eighteenth (18th) month anniversary of the Effective Date, unclaimed funds payable with respect to such Certificates and Acknowledgement Letters shall be delivered to and become property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto and such Securityholders shall thereafter look only to the Surviving Company for payment of such funds."

k.The VAT Ruling application, which was filed with the ITA by the Company, is still pending. Notwithstanding anything to the contrary set forth in Section 7.9 of the Merger Agreement, and in order to allow the Company to obtain the VAT Ruling in due course, the Securityholder Representative and the Buyer shall refrain from instructing the Escrow Agent to remit the Potential VAT to the ITA and agree to extend the deadline of such remittance until March 31, 2023. The Potential VAT shall otherwise remain payable in accordance with and subject to all other terms and conditions of the Merger Agreement, including without limitation, Section 7.9 of the Merger Agreement.

l.Buyer undertakes to remove any legends and other resale restrictions applicable to Buyer Common Stock issued in accordance with this Amendment, subject to applicable securities law and receipt of required documents from the applicable Securityholders, and shall make commercially reasonable efforts to cause the Paying Agent and its transfer agent to cooperate in removing such legends and other resale restrictions.

2.Representations and Warranties of the Securityholder Representative. The Securityholder Representative makes the following representations and warranties to Buyer: (a) the Securityholder Representative has all requisite power and authority to execute and deliver this Amendment; and (b) this Amendment has been duly executed and delivered by the Securityholder Representative and constitutes a valid and binding obligation of the Securityholders and COP Participants enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

3.Representations and Warranties of Buyer. Buyer makes the following representations and warranties to the Securityholder Representative: (a) Buyer has all requisite power and authority to execute and deliver this Amendment; and (b) this Amendment has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

4.Effect of Amendment.  Except as expressly amended hereby, the Merger Agreement is hereby affirmed and deemed to continue in full force and effect in accordance with the provisions thereof on the date hereof, and any further amendments to or modifications of the Merger Agreement (as amended hereby) shall be made in accordance with the provisions thereof. As used in the Merger Agreement, “this Agreement”, “hereinafter”, “hereto”, “hereof”, and words of similar import shall, unless the context otherwise requires, mean the Merger Agreement as amended hereby.

5.Counterparts. This Amendment may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

6.Entire Agreement. This Amendment and the Merger Agreement constitute the entire agreement of the parties hereto with respect to the matters covered in this Amendment and supersede all prior agreements, understandings and representations, both written and oral, between the parties hereto with respect to the subject matter hereof. The provisions of Sections 11.3, 11.4, 11.8 through 11.13, 11.15 and 11.18 of the Merger Agreement are incorporated into this Amendment mutatis mutandis as if appearing herein.

[Signature Page Follows]

Exhibit 2.2

IN WITNESS WHEREOF, the parties have hereunto caused this Amendment to be duly executed as of the Effective Date.

VERITONE, INC. By: /s/ Michael L. Zemetra Michael Zemetra Chief Financial Officer
SHAREHOLDER REPRESENTATIVE SERVICES LLC (solely in its capacity as the Securityholder Representative) By: /s/ Casey McTigue Casey McTigue Managing Director

[Signature Page to Amendment No. 1 to the Merger Agreement]